The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

July 2, 2012

CONFIDENTIAL

VIA EDGAR

Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4041

Re:	Triangle Capital Corporation — Post-Effective Amendment No. 3 to Registration Statement on Form N-2, File No. 333-175160 (the “Registration Statement”)

Dear Mr. Rupert

On behalf of Triangle Capital Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided to us via phone on June 28, 2012 regarding the Registration Statement. The Staff’s comment is set forth below and is followed by the Company’s response.

Comment: In future filings of the prospectus, include on the cover page of the prospectus, language in boldface type regarding the credit quality of the types of investments that the Company makes, including disclosure regarding the fact that such investments may be below investment grade.

Response: In response to the Staff’s comment, the Company undertakes to include language similar to the language below on the cover page of future prospectus filings.

We generally invest in securities that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

If you have any questions concerning the foregoing, please contact me via phone at (901) 543-5918 or via email at hwbrown@bassberry.com.

Sincerely,

/s/ Helen W. Brown

bassberry.com